UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Pacific Internet Limited
(Name of Issuer)

Ordinary Shares
(Title of Class of Securities)

Y66183-10-7
(CUSIP Number)

Attn: David Astwood
Connect Holdings Limited
Clarendon House, 2 Church Street,
Hamilton HM11, Bermuda
+1 441 299 4943
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 22, 2007
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be ‘‘filed’’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (‘‘Act’’) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SIGNATURE

EXHIBIT INDEX

This Amendment No. 6 amends the Schedule 13D previously filed by Connect Holdings Limited (‘‘CHL’’) and its ultimate shareholders or control persons, Connect International Limited (‘‘CIL’’), Ashmore Global Special Situations Fund Limited (‘‘GSSF’’), Ashmore Global Special Situations Fund 2 Limited (‘‘GSSF2’’), Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio (‘‘EMLIP’’), Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund (‘‘ARF’’), Ashmore Emerging Markets Debt Fund (‘‘AEMDF’’), Ashmore Emerging Markets Debt and Currency Fund Limited (‘‘AEMDCF’’), Ashmore Management Company Limited (‘‘AMC’’), Spinnaker Global Opportunity Fund Ltd (‘‘SGO’’), Spinnaker Global Emerging Markets Fund Ltd (‘‘SGEM’’), Spinnaker Global Strategic Fund Ltd (‘‘SGS’’), Clearwater Undersea Cable Investments, LP (‘‘Clearwater LP’’) and Clearwater Capital GP, Ltd (‘‘Clearwater GP’’) (collectively the ‘‘Reporting Persons’’), with the Securities and Exchange Commission (‘‘SEC’’) on September 25, 2006, as amended by Amendments No. 1, 2, 3, 4 and 5 to the Schedule 13D filed by the Reporting Persons with the SEC on October 12, 2006, November 7, 2006, November 9, 2006, December 14, 2006 and January 12, 2007 respectively (as amended, the ‘‘Statement’’), with respect to the ordinary shares (the ‘‘Ordinary Shares’’) of Pacific Internet Limited (the ‘‘Company’’), a company organized and existing under the laws of the Republic of Singapore. The Ordinary Shares are the only class of shares issued and outstanding by the Company. The address of the Company’s principal executive offices is 89B Science Park Drive, #01-07, The Rutherford, Singapore 118261. Capitalized terms used but not defined herein have the meanings given to them in the Statement.

Item 6.    Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer

The Reporting Persons had previously reported in Amendment No. 5 to Schedule 13D filed with the SEC on January 12, 2007 (‘‘Amendment No. 5’’) that CHL had on January 12, 2007 entered into a Purchase Agreement with VCL to purchase 2,250,000 Ordinary Shares. The Purchase Agreement provided that the Ordinary Shares were to be sold and transferred to CHL by VCL within five business days after January 12, 2007. On January 22, 2007, the Ordinary Shares were sold and transferred to CHL by VCL pursuant to the terms of the Purchase Agreement. The description above of the Purchase Agreement is qualified in its entirety by the full text of the Purchase Agreement, which is incorporated herein by reference. For the full text of the Purchase Agreement, see Exhibit 2 to Amendment No. 5.

In connection with the Offer described in Amendment No. 5, on January 12, 2007 VCL entered into the Irrevocable Undertaking. A corrected copy of the Irrevocable Undertaking is attached hereto as Exhibit 3 and incorporated herein by reference. The copy attached hereto replaces in its entirety the Irrevocable Undertaking attached as Exhibit 4 to Amendment No. 5.

Other than the Purchase Agreement, the Irrevocable Undertaking and the Announcement of Pre-Conditional Voluntary General Offer (each as defined in Amendment No. 5) and as otherwise described in the Statement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person with respect to the securities of the Company. The descriptions in this Item 6 are qualified in their entirety by reference to the full text of the Purchase Agreement and the Irrevocable Undertaking which are attached as Exhibits to the Statement.

Item 7.    Material to be Filed as Exhibits

EX-1† Joint Filing Agreement dated September 25, 2006 (previously submitted with the original 13D on September 25, 2006 as Exhibit 1 and again with Amendment No. 1 to the 13D on October 12, 2006 as Exhibit 2).

EX-2† Sale and Purchase Agreement dated January 12, 2007 between Vantage Corporation Limited and Connect Holdings Limited (previously submitted with Amendment No. 5 to the 13D on January 12, 2007 as Exhibit 2).

EX-3 Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated January 12, 2007.

†	Previously filed with the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By: /s/ William Lamont Barney
on behalf of the Reporting Persons
Name: Seumas James Dawes
Title: Director

Date: January 22, 2007

Connect Holdings Limited		Ashmore Emerging Markets Debt and Currency Fund Limited
By:	/s/ William Lamont Barney	By:	/s/ William Lamont Barney
Title:	Director	Title:	Director
Connect International Limited		Ashmore Management Company Limited
By:	/s/ William Lamont Barney	By:	/s/ William Lamont Barney
Title:	Director	Title:	Director
Ashmore Global Special Situations Fund Limited		Spinnaker Global Opportunity Fund Ltd
By:	/s/ William Lamont Barney	By:	/s/ William Lamont Barney
Title:	Director	Title:	Director
Ashmore Global Special Situations Fund 2 Limited		Spinnaker Global Emerging Markets Fund Ltd
By:	/s/ William Lamont Barney	By:	/s/ William Lamont Barney
Title:	Director	Title:	Director
Asset Holder PCC Limited re Ashmore Emerging Markets Liquid Investment Portfolio		Spinnaker Global Strategic Fund Ltd
By:	/s/ William Lamont Barney	By:	/s/ William Lamont Barney
Title:	Director	Title:	Director
Asset Holder PCC No 2 Limited re Ashmore Asian Recovery Fund		Clearwater Undersea Cable Investments, LP
By:	/s/ William Lamont Barney	By:	/s/ William Lamont Barney
Title:	Director	Title:	Director
Ashmore Emerging Markets Debt Fund		Clearwater Capital GP, Ltd
By:	/s/ William Lamont Barney	By:	/s/ William Lamont Barney
Title:	Director	Title:	Director

EXHIBIT INDEX

Exhibit

1.†	Joint Filing Agreement dated September 25, 2006 (previously submitted with the original 13D on September 25, 2006 as Exhibit 1 and again with Amendment No. 1 to the 13D on October 12, 2006 as Exhibit 2).
2.†	Sale and Purchase Agreement dated January 12, 2007 between Vantage Corporation Limited and Connect Holdings Limited (previously submitted with Amendment No. 5 to the 13D on January 12, 2007 as Exhibit 2).
3.	Irrevocable Undertaking to Accept Offer by Vantage Corporation Limited to Connect Holdings Limited dated January 12, 2007.

†	Previously filed with the SEC.